UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

GH Research PLC (the “Company”) will hold investor meetings during the Stifel European Healthcare Summit, which is scheduled to take place in Lyon, France, between June 25 – 27, 2024.

In addition, the Company will hold investor meetings and participate in a fireside chat, which will be available on demand, during the H.C. Wainright 5th Annual Neuro Perspectives Virtual Conference, which is scheduled to take place on June 27, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: June 24, 2024

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance